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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  RehabCare Group, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  759148109

  (Date of Event Which Requires Filing of this Statement)

                       June 3, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP Number:  759148109

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Robert Horwitz

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         0

6.  Shared Voting Power:

         0

7.  Sole Dispositive Power:

         0

8.  Shared Dispositive Power:

         0

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         0

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares







                            -2-







11. Percent of Class Represented by Amount in Row (9)

          0%

12. Type of Reporting Person

          IN












































                            -3-







CUSIP Number:  759148109

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          RH Capital Associates Number One, L.P.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

          0

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:

          0

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          0

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          0%

12. Type of Reporting Person

          PN

Item 1(a) Name of Issuer:  RehabCare Group, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          7733 Forsythe Boulevard
          Suite 1700
          St. Louis, Missouri  63105

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Robert Horwitz
          RH Capital Associates Number One, L.P.
          55 Harristown Road
          Glen Rock, New Jersey 07452

          Robert Horwitz - United States citizen

          RH Capital Associates Number One L.P. - Delaware limited partnership

    (d)   Title of Class of Securities:  Common Stock (the
          "Common Stock")

    (e)   CUSIP Number:  759148109


Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee

             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

             (a)   Amount Beneficially Owned:  0 shares
                   owned by Robert Horwitz; 0 shares owned
                   by RH Capital Associates Number One, L.P.

             (b)   Percent of Class:  0% by Robert Horwitz;
                   0% by RH Capital Associates Number One,
                   L.P.

             (c) Robert Horwitz: 0 shares with sole power to vote or to direct the vote; 0 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose of or to direct the disposition of; 0 shares with shared power to dispose of or to direct the disposition of.

                   RH Capital Associates Number One, L.P.:
                   0 shares with sole power to vote or to
                   direct the vote; 0 shares with shared
                   power to vote or to direct the vote; 0
                   shares with sole power to dispose of or
                   to direct the disposition of; 0 shares
                   with shared power to dispose of or to
                   direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

         As of the date hereof, the reporting persons have ceased to be the beneficial owners of more than five percent of the Common Stock of RehabCare Group, Inc.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Robert Horwitz
______________________
ROBERT HORWITZ


RH CAPITAL ASSOCIATES NUMBER ONE, L.P.

By: RH Capital Associates LLC
      General Partner

By: /s/ Robert Horwitz
    _________________________
    Robert Horwitz
    Managing Member

    June 3, 1999
    ___________________
    Date

                                                   Exhibit A

                         AGREEMENT

         The undersigned agrees that this Schedule 13G dated

June 3,  1999  relating  to  the  Common  Stock of RehabCare

Group, Inc. shall be filed on behalf of the undersigned.



                          /s/ Robert Horwitz
                          ________________________________
                          Robert Horwitz

                        RH CAPITAL ASSOCIATES NUMBER ONE, L.P.

                        By: RH Capital Associates, LLC

                            /s/ Robert Horwitz
                        By:____________________________________
                           Robert Horwitz
                           Managing Member



























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